OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HEALTH MANAGEMENT ASSOCIATES, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
421933102
(CUSIP Number)
February 11, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	421933102

1	NAMES OF REPORTING PERSONS GREENLIGHT CAPITAL, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		5,590,314

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,590,314

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,590,314

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* See Item 4(b)

CUSIP No.	421933102

1	NAMES OF REPORTING PERSONS GREENLIGHT CAPITAL, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		6,278,196

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,278,196

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,278,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4(b)

CUSIP No.	421933102

1	NAMES OF REPORTING PERSONS DME ADVISORS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,709,661

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,709,661

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,709,661

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* See Item 4(b)

CUSIP No.	421933102

1	NAMES OF REPORTING PERSONS DME ADVISORS GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,709,661

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,709,661

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,709,661

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* See Item 4(b)

CUSIP No.	421933102

1	NAMES OF REPORTING PERSONS DAVID EINHORN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		13,578,171

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,578,171

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,578,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* See Item 4(b)

CUSIP No.: 421933102	Schedule 13G

Item 1(a)	Name of Issuer:

Health Management Associates, Inc. (the “Issuer”), a Delaware corporation.

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108-2710

Item 2(a)	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i) Greenlight Capital, L.L.C. (“Greenlight LLC”);
ii) Greenlight Capital, Inc. (“Greenlight Inc”);
iii) DME Advisors, L.P. (“Advisors”);
iv) DME Advisors GP, L.L.C. (“DME GP” and together with Greenlight LLC, Greenlight Inc and Advisors, “Greenlight”); and
v) Mr. David Einhorn (“Mr. Einhorn”).
This statement relates to shares of Common Stock (as defined herein) held for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), and (iv) the managed account for which Advisors acts as investment manager.
Greenlight LLC is the general partner of Greenlight Fund and Greenlight Qualified. Greenlight Inc acts as the investment advisor for Greenlight Offshore. Advisors serves as investment manager to a managed account. DME GP serves as the general partner of Advisors. Mr. Einhorn is the principal of Greenlight.

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The principal business office of each of the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017.

Item 2(c)	Citizenship:
i)	Greenlight LLC is a Delaware limited liability company;

ii)	Greenlight Inc is a Delaware corporation;

iii)	Advisors is a Delaware limited partnership;

iv)	DME GP is a Delaware limited liability company; and

v)	Mr. Einhorn is a United States citizen.

CUSIP No.: 421933102	Schedule 13G

Item 2(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e)	CUSIP Number:
421933102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of the date of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:
i)	Greenlight LLC may be deemed the beneficial owner of 5,590,314 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 6,278,196 shares of Common Stock held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 1,709,661 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 1,709,661 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

v)
Mr. Einhorn may be deemed the beneficial owner of 13,578,171 shares of Common Stock. This number consists of: (A) 5,590,314 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified, (B) 6,278,196 shares of Common Stock held for the account of Greenlight Offshore, and (C) 1,709,661 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or the managed account for which Advisors acts as investment manager. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

CUSIP No.: 421933102	Schedule 13G

Item 4 (b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 242,669,961, which is the number of shares of Common Stock outstanding as of November 2, 2007, according to the Form 10-Q filed by the Issuer on November 9, 2007 with the Securities and Exchange Commission.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below, each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 421933102	Schedule 13G
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2008	GREENLIGHT CAPITAL, L.L.C.

	By:	/s/ HARRY BRANDLER

		Name:	Harry Brandler
		Title:	Chief Financial Officer

GREENLIGHT CAPITAL, INC.

	By:	/s/ HARRY BRANDLER

		Name:	Harry Brandler
		Title:	Chief Financial Officer

DME ADVISORS, L.P.

	By:	DME Advisors GP, L.L.C.,
its general partner

		By:	/s/ HARRY BRANDLER

Name: Harry Brandler
Title: Chief Financial Officer

DME ADVISORS GP, L.L.C.,

	By:	/s/ HARRY BRANDLER

	Name:	Harry Brandler
	Title:	Chief Financial Officer

/s/ HARRY BRANDLER

Harry Brandler, on behalf of David Einhorn
The Power of Attorney, executed by David Einhorn authorizing Daniel Roitman and Harry Brandler to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

CUSIP No.: 421933102	Schedule 13G
EXHIBIT INDEX
1.	Joint Filing Agreement by and among Greenlight Capital, L.L.C, Greenlight Capital, Inc., DME Advisors, L.P., DME Advisors GP, L.L.C., and Mr. David Einhorn.